Mail Stop 6010

December 2, 2005

Creighton K. Early
Chief Executive Officer
DPAC Technologies Corp.
7321 Lincoln Way
Garden Grove, CA 92841

	Re:	DPAC Technologies Corp.
Registration Statement on Form S-4
      Filed November 7, 2005
      Amendment No. 1 to Registration Statement on Form S-4
Filed November 29, 2005
		File No. 333-129532

Dear Mr. Early:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Fee Table
1. Please provide your analysis as to why you believe Form S-4 may be used to register the 4,934,209 shares underlying the DCV Bridge
Loan
and the 333,000 shares underlying the convertible notes to be issued to your legal counsel in payment of certain fees for legal services.
See General Instruction A.1 to Form S-4.

Outside Front Cover Page of the Prospectus
2. You disclose various amounts of shares, warrants and options that you intend to issue in connection with the merger transaction. Supplement your disclosure to specify the amount of shares that are being offered pursuant to this registration statement. Also disclose the merger consideration to be paid for each share of QuaTech common and preferred stock.

Questions and Answers About the Proposals, page v

Q3:  Why are DPAC and QuaTech proposing the Merger, page vi
3. Please balance your disclosure of the potential benefits of the merger with equally prominent disclosure of potential negative consequences of the proposals.

General Questions and Answers about the Increase in Authorized
Shares, page viii
4. Reconcile your disclosure in this section, including the disclosure following Question 12, with the disclosure on page ix that you might conduct the reverse stock split before the merger and the disclosure following Question 23 that suggests that approval of the proposal to increase the number of authorized shares is not necessary to complete the merger if the reverse split proposal is alternatively approved.

Summary, page 1
5. You indicate in the third sentence of the first paragraph of your summary that you may issue up to approximately 44 million shares of your common stock in connection with the merger and the transactions contemplated in the merger agreement. Please reconcile this number with disclosure elsewhere in your registration statement which suggests that you may issue significantly more shares than 44 million.

DPAC`s Recent Developments, page 1
6. We refer you to your disclosure on page 2. Please explain how the
DCV Bridge Loan is convertible after February 3, 2006, as that date is the Loan`s maturity date.

Opinion of DPAC financial advisor, page 5
7. Please expand your disclosure to emphasize the fact that DPAC`s Board did not ask B. Riley to update its fairness opinion for either the first or second amendment to the Merger Agreement, both of which changed the exchange ratio. In addition, supplement your disclosure to include a statement similar to your disclosure in the first paragraph on page 43, namely, that DPAC shareholders should not rely on the fairness opinion as an indication of the fairness of the merger as amended. Also include a brief description of the Recent Developments that have occurred since B. Riley rendered its fairness opinion.

Interests of certain persons in the Merger, page 5
8. Please name and quantify the benefits each DPAC and QuaTech director and executive officer is expected to receive as a result of their interests in the Merger. We note for example, your disclosure on page 81 that all unvested options held by QuaTech directors and officers will immediately vest upon completion of the Merger.
Also
disclose the respective amount and percentage of outstanding DPAC and
QuaTech stock beneficially owned by these individuals, and the fact that they have entered into voting agreements regarding the merger.

Conditions to the completion of the Merger, page 6
9. Tell us your intentions regarding how you will proceed with the solicitation or merger if you waive a material condition, including the receipt of an opinion that the transaction will be taxed as a reorganization.

Risks Factors, page 11

General
10. Your introductory paragraph implies that you are incorporating risk factors by reference. Please note that all risk factors must be disclosed in the proxy statement/ prospectus. Please revise the introductory paragraph of this section to eliminate the implication that you have not discussed all material risks, and revise as necessary to include a discussion of all material risks in your Risk
Factors section. Apply this comment to the "Industry and Business Risks Related to DPAC and its Business" subsection.

Risks Related to Reverse Stock Split, page 18
11. Please insert a risk factor heading that adequately summarizes this risk.

Industry and Business Risks Related to DPAC and its Business, page
18
12. Please address under appropriate heading the risks to investors associated with the fact that DPAC has experienced operating losses for each of the past 14 consecutive quarters of operations and that its auditors have raised substantial doubt about its ability to continue as a going concern.



DPAC`s common stock has been delisted from Nasdaq, page 18
13. Please expand your risk factor disclosure to address DPAC`s current treatment as a "penny stock."

DPAC will need additional capital to survive, page 19
14. Please disclose that you expect current cash balances to be insufficient to fund your operations through February 2006. We refer you to your disclosure on page F-1 of Amendment No. 2 to the Form
10-
K/A for the fiscal year ended February 28, 2005.

Market Price and Dividend Information, page 29
15. Your statement in the last paragraph on page 29 that you intend to issue 38.9 million shares in the Merger itself appears to be inconsistent with disclosure appearing elsewhere in the document. Please advise or revise.
16. Please revise your disclosure in the first and second full paragraphs on page 30 to state that shareholder of approval of Proposal 2 and Proposal 3 or Proposal 4 would be sufficient to complete the proposed transaction.

The DPAC Annual Meeting, page 31
17. Please provide us with any necessary access codes to view your Internet voting site.

Voting of Proxies
18. Please clarify that proxies indicating votes against a proposal will not be used to vote in favor of adjourning or otherwise postponing the meeting to allow for additional voting on the proposal. Otherwise, include a separate proposal regarding adjourning or postponing the meeting.
19. Please correct the date of the annual meeting appearing on the back of the Form of Proxy Card (Exhibit 99.1).

The QuaTech Special Meeting, page 36
20. Please provide for our review the Form of Proxy Card for the QuaTech Special Meeting. We may have further comments.

The Merger, page 38
21. Describe the history of the negotiations regarding the number of
DPAC common shares DCV would receive pursuant to the Bridge Loan upon closing of the Merger. Disclose who initiated and participated in the negotiations and explain how these negotiations affected the negotiations regarding modifications to the exchange ratio.
22. Please expand your disclosure to describe in greater detail the material changes in the Merger Agreement resulting from the First and
Second Amendments. It is insufficient, for example, to simply state, as you have on the top of page 41, that the exchange ratio for the Merger was "modified to more accurately reflect the relative valuation of QuaTech and DPAC." Provide the relative valuations, corresponding exchange ratios and percentage dilution of DPAC shareholders in the post-merger company as of the initial merger agreement and as of each amendment.
Reasons for the Merger and Recommendations of DPAC`s Board of Directors, page 41
23. We refer you to your disclosure in the bullet at the bottom of page 41. Please explain in greater detail why you believe the merger could "eliminate DPAC`s operating losses," particularly in light of the fact that your pro forma financials still show operating losses for the combined company.

Opinion of DPAC`s Financial Advisor, page 42
24. Please provide copies of the information that the financial advisors provided to the DPAC or QuaTech boards in connection with this transaction, including any "board books" and summaries of oral presentations. We may have additional comments upon our review.
25. We note that the B. Riley fairness opinion was delivered before, and has not been updated for, the two amendments to Merger Agreement and DPAC`s entry into the DCV Loan and the License Agreement. We also note that pursuant to the original merger agreement, each share of QuaTech common stock would be converted into the right to receive approximately 24 shares of your common stock before taking into effect a potential reverse stock split, and that as a result of the first and second amendments to the merger agreement, this number changed to approximately 27.84 and 45.91 shares of your common stock, respectively. Disclose whether the board considered such amendments to be significant changes in the value of the merger consideration QuaTech shareholders could expect to receive. If so, supplement your disclosure to explain the board`s rationale for not seeking an updated fairness opinion from B. Riley as of the date of this registration statement. Also disclose whether the DPAC board will request a "bring down" fairness opinion from B. Riley. If the DPAC board does not intend to request such an additional fairness opinion, please clearly state this fact where appropriate throughout the proxy statement/ prospectus and revise to include appropriate risk factor disclosure.
26. Please disclose in this section of the proxy statement/ prospectus that in arriving at its opinion, B. Riley was under the belief that current DPAC shareholders would own approximately 40% of the post-merger company.
27. We note that subsequent to the January 11, 2005 meeting of QuaTech`s board, QuaTech engaged Western Reserve Partners as its advisor on this transaction. We also note that at the January 26, 2005 meeting held at the law offices of Buchanan Ingersoll, it appears that representatives from Western Reserve participated in discussions on the structure of a potential combination between you and QuaTech. Tell us whether Western Reserve Partners provided to the QuaTech board any report, opinion or appraisal relating to the consideration or fairness of the consideration to be offered to QuaTech security holders or the fairness of the transaction to QuaTech, its affiliates or to its security holders who are not affiliates. See Item 1015 of Regulation M-A. If so, please add appropriate disclosure, including disclosure of when the opinion was delivered. If no opinion was provided, tell us why no such opinion was rendered.
28. You state on page 104 that "After considering the fairness opinion of B. Riley and other factors, the Board of Directors determined that it is in the best interests of DPAC and all shareholders of DPAC that it enter into and perform the Merger Agreement, in its current form, including all amendments..." (emphasis added). Given your statement on page 43 that DPAC shareholders "should not rely on the B. Riley fairness opinion as an indication of the fairness of the Merger as amended" disclose why the board considered such opinion in its decision to approve and recommend the merger agreement.
29. Please include a description of the "many factors" in addition to the B. Riley opinion the DPAC board considered in reaching its decision to approve and recommend the Merger and Merger Agreement.
30. We refer you to your disclosure in the penultimate paragraph on page 43. While we note that the fairness opinion attached as Annex C to the registration statement contains a summary of B. Riley`s financial analysis, please also provide in the prospectus a description of the material financial analyses performed by B. Riley in connection with rendering its opinion. See Item 1015(b)(6) of Regulation M-A. Describe why each of these analyses was used by B.
Riley in reaching its opinion (i.e., the significance of a given analysis to B. Riley`s overall analysis), and how each such analysis supported B. Riley`s ultimate fairness determination. Please provide similar disclosure for any analyses conducted by Western Reserve Partners.
31. You state in the last paragraph on page 43 that the analyses performed by B. Riley are not necessarily indicative of actual values or actual future results. In light of this fact, please tell us why the financial advisor selected these analyses.
32. Expand your disclosure on page 44 to quantify the fees B. Riley has been paid and will receive in connection with material transactions with the parties during the past two years in addition to those fees relating to the currently contemplated transaction. Also, in your prospectus summary disclose the portion of the fee that is contingent upon completion of the merger. Provide the same information for Western Reserve Partners.
33. In addition to our preceding comments regarding B. Riley`s, and if applicable, Western Reserve Partners` fairness opinions, please provide the disclosure required by Form S-4 Item 4(b) with respect to the B. Riley fairness opinion and any report, opinion or appraisal rendered by Western Reserve Partners.

Accounting Treatment, page 47
34. We refer you to your disclosure in the last full paragraph on page 47. Please explain why fair value is calculated based on the closing prices surrounding the First Amendment to the Merger
Agreement.

Pro Forma Beneficial Ownership Information, page 65
35. Please identify the natural persons that beneficially own the securities held by DCV.

Description of QuaTech Business, page 70
36. Please update the narrative discussion of QuaTech`s business to reflect any material developments since May 1, 2005.

Competitive Conditions, page 71
37. Please provide independent and objective support for QuaTech`s statements of industry leadership. For example, we note disclosure of QuaTech`s belief on page 72 that it is "a leader in multi-port adapters" and "a leader in low port serial adapters."

QuaTech`s Management`s Discussion and Analysis of Financial Condition and Results of Operation, page 73
38. Insert at the beginning of this section an overview of the most important matters on which the QuaTech`s executives focus in evaluating financial condition and operating performance as well as provide the context for the discussion and analysis of the financial statements. This discussion should inform readers how the company earns revenues and income and generates cash and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term. See
Section III.A of SEC Release 33-8350.

Results of Operations, page 75
39. In your results of operations section, you refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify instead of merely stating that changes were due "primarily" to certain factors. For example, but without limitation, you state on page 76 that the increase in gross margins was "primarily due to cost savings in raw materials and increased manufacturing efficiencies." Revise to quantify the effect that each significant factor or event that you identify as a contributor to the overall change for the periods being compared. See Section III.D of SEC Release 33-6835.

2004 Compared to 2003, page 76

Net Sales, page 76
40. We note your disclosure that a reduced focus in the data acquisition market resulted in a decline in net sales of 27% for QuaTech`s data acquisition products. Please discuss the factors that contributed to this reduced focus and disclose whether you expect this to be a continuing trend for the foreseeable future.

Gross Profits, page 76
41. Please disclose how QuaTech achieved costs savings in raw materials and increased manufacturing efficiency, and tell us whether you expect to maintain such savings and efficiencies into the foreseeable future.
2003 Compared to 2002, page 77
Gross Profit and Gross Margins, page 77
42. Please explain how outsourcing the manufacturing responsibility for a number of its products contributed to a decline in QuaTech`s gross margins.

Liquidity and Capital Resources, page 79
43. Please disclose whether QuaTech can satisfy its cash requirements from currently available resources for at least the next 12 months.

Trends and Uncertainties, page 80
44. Please disclose the percentage of QuaTech`s annual revenue for each of the three most recently completed fiscal years and the percentage of its revenue for the nine months ended September 30, 2005 contributed by these projects. Tell us whether the banks can discontinue these projects without notice to QuaTech and whether QuaTech has received notification from any of these banks of its intention to discontinue its project. Explain in greater detail why you are uncertain as to whether these projects will provide material revenue beyond December 2005.


Interests of QuaTech Directors, Officers and Significant
Shareholders..., page 81
45. Please insert a reference in this section to the more detailed discussion found at page 45.

Proposal 1, page 90

Executive Compensation, page 94

Beneficial Ownership, page 96
46. Please revise footnote 1 to the beneficial ownership table to clarify whether the particular director/ executive officer either has no options exercisable within 60 days or whether you have not included such options in the table. If it is the latter, please revise to include these options.
Proposal 2, page 104
47. We note that Proposal 2 seeks approval for the Merger, the issuance of DPAC common shares in the merger and "all other transactions contemplated in the Merger Agreement." Please expand your disclosure to include a description of these "other transactions." Also tell us why you believe Rule 14a-4 of Regulation
14A does not require that your shareholders be given the opportunity to vote or abstain separately on these matters.
48. It appears that one of the "other transactions contemplated in the Merger Agreement" is a reverse stock split. It is inappropriate to seek approval for this matter as part of Proposal 2 and to also seek approval as a separate proposal (Proposal 4). Please remove this matter from Proposal 2. You may, if desired, condition approval of one Proposal upon the approval of the other, provided that appropriate disclosure regarding these conditions is included in the proxy statement.
Proposal 3, page 106
49. You indicate in the first paragraph on page 106 that "[a]n increase in the number of authorized shares of common stock is necessary to enable DPAC to have a sufficient number of authorized and unissued shares of common stock to conduct the Merger described above, as well as for corporate opportunities, such as additional stock offerings, conversion of outstanding convertible securities, acquisitions, stock dividends and compensation plans." While you also indicate that "[i]f the shareholders do not approve this proposal or Proposal 4, DPAC will not be able to undertake the Merger as described in this document" (emphasis added), please expand your discussion on page 106 to illustrate this point in clear terms. Consider referring the reader to the table on page 112 and discuss the effect on the number of your shares authorized and available for issuance were the reverse split to be effectuated prior to the consummation of the merger. For example, we note that in the event you were to effectuate a ten-for-one reverse split prior to the effective date of the merger, you would not only have enough authorized shares to consummate the merger, but you would also have an amount of authorized shares available for issuance for the corporate opportunities listed on page 106 equal to almost 200% of the total shares outstanding following the merger on a fully diluted basis. Discuss whether the board contemplated such a scenario and why the proposal to increase the amount of authorized common stock is necessary to accomplish the corporate purposes cited in the proposal given the existence of Proposal 4.
Proposal 4, page 108

Purpose and Reasons for a Reverse Stock Split, page 108
50. Supplement your disclosure to indicate that an additional purpose of the reverse split could be to provide you with more than enough shares to consummate the merger, as indicated by the table on page 112.
51. Please explain why you are seeking approval for such a wide range of reverse splits. As the reverse stock split is to occur no more than three months from the annual meeting, it is unclear why you cannot narrow the range of possible stock splits. Tell us why you believe shareholders have adequate information about all possible material future developments to approve such a broad range of reverse splits.

Proposal 5, page 115
52. Please clearly state that if the Merger is not completed, approval of Proposal 5 by the DPAC shareholders could constitute approval of a transfer of substantially all of DPAC`s assets.
53. Please disclose the DPAC board`s intentions regarding the future operations of the company in the event that the License Agreement is approved but the Merger is not, thus constituting a transfer of substantially all of DPAC`s assets.

Where You Can Find More Information, page 123
54. Please provide the information required by Item 13(a)(2) of Form
S-4.

Quatech, Inc. Financial Statements December 31, 2004, 2003 and
2002,
page F-1

Balance Sheets, page F-3
55. We note that you have recorded a $2.6 million intangible asset related to the acquisition of a trade name which resulted from an asset purchase agreement with WR Acquisitions, Inc. We also see that upon the application of SFAS 142, you determined the intangible asset had an indefinite life. Please tell us how you have concluded that this intangible asset had an indefinite life in accordance with paragraph 11 of SFAS 142.

Statements of Stockholders` Equity, page F-7
56. We note that you have included two years of statements of stockholders` equity and that the independent auditors` report refers to three years of statements of stockholders` equity. Please revise your financial statements to provide three years of statements of stockholders` equity in accordance with Item 17 of Form S-4.

Note 2 - Summary of Significant Accounting Policies, page F-10
57. Please revise this note to also include a summary of the recently issued accounting pronouncements and the expected impact of their adoption on your results of operations and financial condition. Refer to SAB Topic 11.M.

Note 7 - Debt, page F-14
58. We note that for the warrants issued with the subordinated term loan, "the warrant holder has a put option to sell the warrants back to the Company." Please tell us how you have complied with the guidance provided by SFAS 150 and FSP 150-1 and tell us how it impacted the classification of the warrants in your balance sheet.

Note 10 - Designated Stock, page F-16
59. We see that during the years ended December 31, 2004 and 2002, you granted to employees options to purchase 34,276 and 30,416 shares of common stock, respectively. We also note your disclosure on page
F-11 that you elected to use the intrinsic value method of accounting for your awards to employees in accordance with APB 25. Please tell us why you believe the award of these stock options did not impact your pro forma net income if you had applied the fair value based method in accordance with paragraph 45.c.(3) of SFAS 123.

Note 12 - Unconditional Purchase Obligations, page F-19
60. Please clarify whether your purchase agreements have minimum purchase quantities and if so, whether you have met those minimum purchase requirements.

Note 14 - Prior Period Adjustment, page F-19
61. We note your discussion of the restatement of your results relating to previously reported inventories is vague. Please tell us and revise the filing to clearly describe the "certain errors" you discovered, who discovered the errors and what accounting principles were improperly applied. Please also disclose your reasons for concluding that prior periods are unaffected by the incorrect application of GAAP.

QuaTech, Inc. Financial Statements September 30, 2005 and 2004
(Unaudited), page F-21
62. Revise the QuaTech quarterly financial statements as necessary based on our previous comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-35

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page F-39
63. Please update the purchase price allocation and related disclosures to reflect any preliminary valuations or other studies available as of the most recent practicable date. We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded.

(2) Preliminary Merger Purchase Price, page F-40
64. We note the license agreement discussed on page 115 entered into among DPAC, DCV and QuaTech for the exclusive license of substantially all of DPAC`s design and intellectual property. Additionally, we note that QuaTech has the option of paying a royalty on each unit of product sold, payable monthly, or may elect to prepay all license fees for a one-time payment of $2.4 million. Please revise and tell us how you are accounting for this license agreement including whether it is considered contingent consideration in the estimated purchase price, as defined in SFAS 141. Additionally, please address how you will account for it in the purchase price allocation.
65. As a related matter, we note that prepayment of the license is at
QuaTech`s option. Please tell us what happens upon the date of the merger if QuaTech determines it will pay the royalty on a monthly basis, instead of prepaying the $2.4 million.

(3) Preliminary Merger Purchase Price Allocation, page F-41
66. We also refer you to adjustment (5)(b) and (5)(g). We see that you allocate $1 million to the estimated fair value of developed technology and $1.3 million to the estimated fair value of customer relations and that these intangible assets will be amortized over the useful life of 5 years. Please address the following:

* Please tell us and revise the filing to include more details of the allocation of the purchase price to these two intangible assets, including how you determined the fair value, the valuation methodologies, significant assumptions used and the basis for recognizing the intangible assets.
* Please tell us why the purchase price resulted in such a significant amount being recorded to goodwill, including why you did not allocate a greater amount to any intangible assets based on paragraphs 37(e) and 39 and Appendix A14 of SFAS 141 or to research and development projects with no alternative future use in accordance with paragraph 42 of SFAS 141.
* Please tell us and revise to disclose why the five year useful life of the intangible assets was appropriate and how you applied the guidance of paragraph 11 of SFAS 142 in estimating the useful life.

(5) Pro Forma Adjustments, page F-42
67. We refer you to adjustment (5)(a). We see that you have determined the fair value of the detachable warrant to purchase 5.1 million shares to be $479,000 using the Black-Scholes option pricing model and that you intend to record the fair value in equity. However, on page 41, we note your disclosure that Evolution Capital
Partners will "have the right to cause DPAC to purchase the warrants upon the earlier of the maturity of the notes and the occurrence of an event of default". Please tell us what consideration you have given to recognizing the warrants as a derivative under SFAS 133 or as a liability under SFAS 150 and EITF 00-19. We may have further comment based on your response.

Annex D.  Tax Opinion of Buchanan Ingersoll PC
68. Please have counsel revise the opinion to reflect the accurate number of common shares and rights covered by the registration statement.
69. We refer you to the last paragraph on page 2 of the opinion. It is vague and inappropriate to base the opinion on the provisions of the Code as they "appear likely to be interpreted." Please have counsel remove this statement from the opinion.
70. We note the statement that the opinion speaks as of the date of the opinion and that counsel will undertake no obligation to update the opinion. Please either have counsel file an opinion that omits that statement or file an opinion dated as of the effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.

Item 22.  Undertakings
71. Please include the undertaking set forth in Item 512(a) of Regulation S-K. Please note the December 1, 2005 effective date of
Release 33-8591, which revises certain portions of Item 512.


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin Kuhar at (202) 551-3662 or Lynn Dicker at
(202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Adelaja Heyliger at (202) 551-3636 or me at (202) 551-3800 with any other questions.


Sincerely,



Perry Hindin
Special Counsel
Office of Electronics and Machinery

cc:  	via facsimile
      Nicholas J. Yocca, Esq.
      The Yocca Law Firm LLP




Creighton K. Early
DPAC Technologies Corp.
December 2, 2005
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